UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-39152

Quantum BioPharma Ltd.
(Translation of registrant's name into English)

55 University Ave., Suite 1003
Toronto, Ontario M5J2H7, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [  ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quantum BioPharma Ltd.
(Registrant)

Date: April 18, 2025	By: /s/ Donal Carroll
Name: Donal Carroll
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	News Release dated April 18, 2025